September 21, 2005

BY EDGAR TRANSMISSION

Mr. Donald Walker

Confidential -- For Use of

Senior Assistant Chief Accountant

the Commission Only

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

Eagle Financial Services, Inc.

Form 10-K for the fiscal year ended December 31, 2004

Filed March 28, 2005

File Number 000-20146

Dear Mr. Walker:

Eagle Financial Services, Inc. (the “Company”) has received your letter dated August 30, 2005 containing a comment on the Form 10-K for the fiscal year ended December 31, 2004, File No. 000-20146 (the “Form 10-K”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 28, 2005.  This letter on behalf of the Company responds to the comment set forth in your letter.

For convenience of reference, we have included your comment in this letter, and the Company’s response to the comment follows it.

Comment:

Audited Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans, page 33

1.

You state that you recognize loan origination and commitment fees as collected and incurred and that the use of this method does not produce results that are materially different from results which would have been produced if such costs and fees were deferred and amortized as an adjustment of the loan yield over the life of the related loan.  Please provide us with the following information:

Mr. Donald Walker

Division of Corporate Finance

Securities and Exchange Commission

•

Quantify loan origination and commitment fees recognized during each period presented; and

•

Quantify the difference between the effective yield method and the method used with respect to these fees for each period presented.

Response:

Please find attached a worksheet titled “Estimated Impact of Amortization of Deferred Loan Fees (Costs)” which provides support for the amounts discussed in the following paragraphs.

The amount of loan origination and commitment fees recognized by the Company was $267,021 during 2002, $344,282 during 2003 and $293,979 during 2004.  These amounts represent the actual loan origination and commitment fees collected during the years indicated.  The amount of estimated loan costs recognized by the Company was $320,000 for 2002, $296,100 for 2003 and $234,650 for 2004.  These amounts are calculated by multiplying the number of loans originated during the year by the estimated origination cost per loan.

In quantifying the effect of immediately recognizing fee income and loan costs used by the Company, as opposed to the deferral method, the amount of loan fees and loan costs were reversed from net income and the estimated amount of amortization for applicable years was added.  The net amount of loan fees / (costs) was amortized as follows:  10% during year one, 20% per year during years two through five and 10% during year six.  The total amount of the adjustment to net income, net of taxes, was $11,293 for 2002, ($53,028) for 2003 and ($48,509) for 2004.  These amounts represented 0.32%, 1.31% and 1.05% of net income for 2002, 2003 and 2004, respectively.  The Company believes that these adjustments are immaterial and that the financial statements fairly present the results of operations for the years presented.

The Company has used a straight-line amortization assumption for this discussion and no loan fees or costs have been deferred and amortized on the Company’s core application software at this time.  Due to the relatively short duration of the loan portfolio and the small net loan fee (cost) position calculated for each period, the Company believes that the effective yield method would not produce significantly different results.

Mr. Donald Walker

Division of Corporate Finance

Securities and Exchange Commission

With regard to this response, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call me at 540-955-5237 if you have any questions.

Sincerely,

/s/ James W. McCarty, Jr.

James W. McCarty, Jr.

Vice President and Chief Financial Officer

EAGLE FINANCIAL SERVICES, INC.
Estimated Impact of Amortization of Deferred Loan Fees (Costs)
Periods Ended December 31, 2004, 2003 and 2002

		2004	2003	2002

Net Income		$ 4,609,611	$ 4,036,696	$ 3,543,901

Adjustments to Net Income:

Reversal of Loans Costs Recognized:		234,650	296,100	320,000

Reversal of Loans Fees Recognized:		(293,979)	(344,282)	(267,021)

Amortization of Deferred Loan Fees (Costs):	2004	5,933	-	-
	2003	9,636	4,818	-
	2002	(10,596)	(10,596)	(5,298)
	2001	(7,688)	(7,688)	(7,688)
	2000	(7,715)	(7,715)	(7,715)
	1999	(3,739)	(7,475)	(7,475)
	1998	-	(3,507)	(7,014)
	1997	-	-	(679)
		(14,169)	(32,163)	(35,869)

Total Adjustments to Net Income		(73,498)	(80,345)	17,110
Estimated Income Tax Effect		(24,989)	(27,317)	5,817
Total Adjustments, Net of Income Taxes		(48,509)	(53,028)	11,293

Adjusted Net Income		$ 4,561,102	$ 3,983,668	$ 3,555,194

Total Adjustments, Net of Income Taxes/Net Income		1.05%	1.31%	0.32%

Calculation of Loan Costs Recognized:
Number of Loans Originated		494	658	800
Estimated Cost per Loan		$ 475.00	$ 450.00	$ 400.00
Estimated Average Life per Loan		5 years	5 years	5 years